ROMAN DBDR ACQUISITION CORP. II

9858 Clint Moore Road, Suite 205

Boca Raton, FL 33496

December 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Pam Howell

Re:	Roman DBDR Acquisition Corp. II
Registration Statement on Form S-1
Initially filed September 17, 2024, as amended File No. 333-282186

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Roman DBDR Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, December 12, 2024 or as soon as thereafter practicable.

Very truly yours,

/s/ Dixon Doll, Jr.
Dixon Doll, Jr.
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Kirkland & Ellis LLP